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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                 Information to be Included in Statements Filed
             Pursuant to Rules 13d-1(b), (c) and (d) and Amendments
                     Thereto Filed Pursuant to Rule 13d-2(b)


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)*

                              Artificial Life, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    04314Q105
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                                 (CUSIP Number)

                                    12/31/01
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]   Rule 13d-1(b)

        [ ]   Rule 13d-1(c)

        [X]   Rule 13d-1(d)

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (6-00)
                               Page 1 of 6 pages



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====================                                   =======================
CUSIP NO.  04314Q105                   13G              Page  2  of  6  Pages
====================                                   =======================

===============================================================================
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Bruno Gabriel

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]

                                                                    (b) [ ]
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3.  SEC USE ONLY


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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Switzerland

===============================================================================
                  5. SOLE VOTING POWER

                     729,426 shares
                  -------------------------------------------------------------
  NUMBER OF       6. SHARED VOTING POWER

   SHARES            200,000 shares (These shares were purchased by DARUM
                     Holding AG, a company in which Mr. Gabriel holds a majority
BENEFICIALLY         of the outstanding ownership and voting interest. Mr.
                     Gabriel disclaims any beneficial ownership of the shares
  OWNED BY           held by DARUM Holding AG, except to the extent of his
                     pecuniary interest in these shares, if any.)
    EACH          -------------------------------------------------------------
                  7. SOLE DISPOSITIVE POWER
 REPORTING
                     729,426 shares
  PERSON          -------------------------------------------------------------
                  8. SHARED DISPOSITIVE POWER
   WITH
                     200,000 shares (These shares were purchased by DARUM
                     Holding AG, a company in which Mr. Gabriel holds a majority of the outstanding ownership and voting interest.
                     Mr. Gabriel disclaims any beneficial ownership of the shares held by DARUM Holding AG, except to the extent of his pecuniary interest in these shares, if any.)

===============================================================================
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    929,426 shares (Mr. Gabriel disclaims any beneficial ownership of the 200,000 shares held by DARUM Holding AG, except to the extent of his pecuniary interest in these shares, if any.)
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

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                               Page 2 of 6 pages

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    8.7% (based on 10,728,469 shares outstanding)

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12. TYPE OF REPORTING PERSON

    IN

===============================================================================

Item 1(a).  Name of Issuer:

            Artificial Life, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:

            Artificial Life, Inc.
            885 3rd Avenue
            Suite 2921
            New York, NY 10022


Item 2(a).  Name of Person Filing:

            Bruno Gabriel


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            Artificial Life, Inc.
            885 3rd Avenue
            Suite 2921
            New York, NY 10022


Item 2(c).  Citizenship:

            Switzerland


Item 2(d).  Title of Class of Securities:

            Common Stock

                               Page 3 of 6 pages

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Item 2(e).  CUSIP Number:

            04314Q105


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)   [ ]   Broker or dealer registered under Section 15 of the Exchange
                 Act.

     (b)   [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)   [ ]   Insurance company as defined in Section 3(a)(19) of the
                 Exchange Act.

     (d)   [ ]   Investment company registered under Section 8 of the Investment
                 Company Act.

     (e)   [ ]   An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E).

     (f)   [ ]   An employee benefit plan or endowment fund in accordance with
                 Rule 13d-1(b)(1)(ii)(F).

     (g    [ ]   A parent holding company or control person in accordance with
                 Rule 13d-1(b)(1)(ii)(G).

     (h)   [ ]   A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act.

     (i)   [ ]   A church plan that is excluded from the definition of an
                 investment company under Section 3(c)(14) of the Investment
                 Company Act.

     (j)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]


Item 4.    Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)   Amount beneficially owned: 929,426 shares

        (b)   Percent of class: 8.7% (based on 10,728,469 shares outstanding)

                               Page 4 of 6 pages

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        (c)   Number of shares as to which such person has:

              (i)    sole power to vote or to direct the vote:  729,426 shares

              (ii)   shared power to vote or to direct the vote:  200,000 shares

              (iii)  sole power to dispose or to direct the disposition of:
                     729,426 shares

              (iv)   shared power to dispose or to direct the disposition of:
                     200,000 shares


Item 5.    Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable


Item 8.   Identification and Classification of Members of the Group

          Not applicable


Item 9.   Notice of Dissolution of Group

          Not applicable


Item 10.  Certification

          Not applicable.

                               Page 5 of 6 pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2002                          /s/ Bruno Gabriel
                                                 ------------------------------
                                                 Bruno Gabriel

                                Page 6 of 6 pages